January 7, 2008

VIA U.S. MAIL

Mr. Keith W. Hinze
Assistant General Counsel
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215-2220

> Re: Nationwide Variable Account II
>   Initial Registration Statement on Form N-4
>   File Nos. 811-03330 & 333-147198

Dear Mr. Hinze:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on November 7, 2007. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

1. Cover Page: Please identify whether this is a group or individual contract. Item 1(a)(iii). Also, please correct the zipcode for the SEC's Public Reference Room on both front and back cover pages. The last four digits are 0102.

2. Glossary - Valuation Related Definitions (p. 3): Please clarify the definitions of Annuitization Date and Annuity Commencement Date to indicate when each one is relevant. For "Contract Value," the definition should be more specific. Please revise the definition of Guarnteed Lifetime Withdrawal Base to eliminate the implication that the contract rather than the prospectus controls. In the definition of Valuation Date," please delete the reference to Nationwide to clarify that accumulation unit value is determined each day that the NYSE is open other than the holidays identified in the narrative on page 31. See Rule 22c-1(b)(1)(iii). Also, for the definition of "Valuation Period," the term "close of business" is unclear. Please indicate the time or the entity whose closing time controls.

3. Transaction Expense Table (p. 5): Please add language indicating that the Excess Withdrawal Charge will not be assessed unless and until Nationwide receives an exemptive order from the Commission granting relief to permit Nationwide to deduct this charge.

4. Recurring Contract Expense Table (p. 5): Please include the charges for the Guaranteed Lifetime Withdrawal Fee and the Spousal Continuation Option in the Summary of Maximum Contract Expenses. Include a footnote to the summary chart stating the Total Variable Account Charge calculation (now 1.10% of variable contract value) assumes the current income benefit base and variable account value are equal or explain to the Staff why this is not appropriate. Also make corresponding changes to the expense example preamble and figures.

5. Underlying Mutual Fund Expense Table (p. 5): Please use the preamble language proscribed by Form N-4 rather than the phrase "charged by the underlying mutual funds." Also, in your pre-

effective amendment, please use updated figures for December 31, 2007. In your response letter, confirm that the maximum and minimum charges reflect all acquired fund fee expenses (AFFEs).

6. <u>Expense Example (p. 5)</u>: Please revise the figures for the expense examples based on a hypothetical investment of $10,000 as required per Instruction 21 to Item 3 of Form N-4. You may indicate in a footnote that the minimum investment is $25,000. Per the comments above, the example numbers also should reflect Guaranteed Lifetime Withdrawal Fee and the AFFEs.

7. <u>Underlying Mutual Funds (p. 11)</u>: Please state conspicuously from whom a prospectus containing more complete information on each portfolio company may be obtained. <u>See</u> Item 5(d) .

8. <u>Static Asset Allocation Models (p. 11)</u>: Please provide additional information about the two balanced asset allocation models and how they work. For example, who designed the models? Is a contractowner's investment in a model rebalanced and, if so, how frequently? Is it possible for the funds in which a model invests to be changed? Can a contractowner transfer from one model to the other or just from a model to the underlying funds? Is there any additional charge for using a model?

9. <u>Types of Payments We Receive (p. 13)</u>: Please state whether Nationwide receives 12b-1 fees from any of the funds in which the funds of funds invest.

10. <u>Amounts of Payments We Receive (p. 13)</u>: Please revise the first sentence. This contract was not offered in 2006.

11. <u>Identification of Underlying Funds (p. 13)</u>: Please revise the last sentence on page 13 so it clearly says higher Contract and fund charges lower investment performance.

12. <u>Excess Withdrawal Charge: Partial v. Full Surrenders (p. 15)</u>: Please clarify how the excess withdrawal provision works for multiple withdrawals deemed a full withdrawal when aggregated. Specifically, if the first withdrawal of the group was considered a "free withdrawal" when it was taken, is the excess withdrawal charge retroactively assessed on the aggregate value withdrawn? Please describe the procedure for this.

13. <u>Premium Tax Charges (pp. 15-16)</u>: Please explain the following sentence more fully: "The method used to assess premium taxes will be determined by us at our sole discretion in compliance with state law.

14. <u>Spousal Continuation Option (p. 16)</u>: Please clarify that the 0.10% charge is annual; indicate when it is deducted and from what value (here variable account value). Either here or in the glossary, please define Contingent Annuitant. Also, in practical terms, describe (a) when the Spousal Continuation Option would be advantageous, and (b) when a contractowner could end up paying for the option without receiving the benefit of it.

15. <u>Item 10(a)</u>: Per your discussions with the Staff, we understand that the contractowner will pay a commission to the selling broker directly rather than paying this expense through the contract's fees and charges. Please add to the prospectus a description of the procedure for purchasing the contract specifically explaining who sells it, how the seller is associated with Nationwide, how the seller receives compensation for the sale of the contract, and how the contractowner pays for that service. Item 10(a).

16. <u>Initial Purchase Payments (p. 18)</u>: Where will a purchase payment be held if a prospective purchaser declines to have the value returned pending approval of the contract?

17. <u>Allocation of Purchase Payments (p. 19)</u>: Please rewrite the last sentence under this heading. The disclosure suggests that a contractowner's rights may be limited by the language contained in the Policy. This statement may mislead contractowners as to their rights under the securities laws; revise it to make clear the prospectus is a complete description of all material provisions of the contract.

18. <u>Full Surrenders (p. 22)</u>: Please clarify how the excess withdrawal charge provision applies when a series of partial surrenders are deemed a full surrender. See Comment 12 above.

19. <u>Guaranteed Lifetime Withdrawal Base ("GLWB") Step-up / Reset (p. 24)</u>: If the step-up or rest could subject the contractowner to higher fees under the "current terms and conditions" element of the provision, please state this directly.

20. <u>Can I take withdrawals before I am 59½ ? (p. 24)</u>: Please provide an example where the value of subparagraph (2) would be greater than subparagraph (1) or provide a cross-reference indicating where to find such an example.

21. <u>Purchase Payment Restrictions (p. 24)</u>: If possible, please provide some indication of the circumstances under which Nationwide would refuse a purchase payment due to the excessive risk it would create.

22. <u>Are there restrictions on how I can invest? (p. 24)</u>: Please delete "subject to the terms and conditions of the Contract" in this section. It implies that a contractowner's rights under the securities laws may be limited by the language contained in the Contract document.

23. <u>What happens if my Contract Value is zero? (p. 26)</u>: Please explain that annuitization is no longer an option and the only contract benefit remaining is the value of your GLWB payment choice. If possible, provide some general guidance about when the GLWB option would be more or less advantageous than a lump sum option. Also, please clarify whether the lump sum benefit options may be elected at any time after the contract value falls to zero or only at a specified time(s).

24. <u>Underwritten Lump Sum Option (p. 26)</u>: Please explain the term "attained age" or define it in the glossary. Also please explain how this options operates if there are two contract owners. If the answer differs when one contractowner is healthy and the other is not, please explain.

25. <u>Annuity Commencement Date (p. 28)</u>: Please describe any procedural differences that apply if there is a contingent annuitant.

26. <u>Variable Annuity Payments (p. 29)</u>: Please rewrite the third bullet point in plain English. What is "adjusted age" and what does "in accordance with the Contract" mean?

27. <u>Subsequent Variable Annuity Payments (p. 29)</u>: The disclosure says that the number of annuity units will remain constant unless the contractowner transfers value. Please indicate how fees are deducted post-annuitization and how this affects the number of annuity units, if applicable.

28. <u>Variable Annuity Payments (pp. 30-31)</u>: Please indicate whether the Static Asset Allocation models are available as investment options during the payout period.

29. <u>Single Life with a 20-Year Term Certain (p. 31)</u>: For consistency, please indicate whether withdrawals are permitted from this option.

30. <u>Contracts with Total Purchase Payments Greater Than $2,000,000 (p. 31)</u>: Please supplement the last two sentences of this section with additional disclosure explaining what this means, how the

limits would be applied, how the additional annuitant would be added and describe the practical effect of adding additional annuitants in this context.

31. Appendix A (p. 35): Please consider presenting the fund of funds fee disclosure once for all three Nationwide NVIT Investor Destination Funds rather than repeating it verbatim with each fund.

32. Appendix C:
a. *Guaranteed Lifetime Withdrawals (p. 41):* Based on the equation presented, it appears that the entire amount of any withdrawal taken before annuitization would be taxable. If this is correct, please state this directly. If it is not correct, the disclosure is unclear and should include more straightforward disclosure describing the part of the withdrawal that is not taxable.

b. *Required Distributions for IRAs... (p. 44):* In general terms, please explain the potential impact of the statement "[d]ue to recent Changes in Treasury Regulations, the amount used to compute the minimum distribution requirement may exceed the contract value."

.   Purchase of Securities Being Offered (SAI p. 2): Please provide the disclosure required by Items 19(a) and 19(b) regarding special purchase plans and price differences between classes, respectively.

.   Item 26 (Part C): Please revise the chart to indicate the financial statement designations as required by Instruction 2 to Item 26.

.   Miscellaneous: Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please submit your response letter as EDGAR correspondence associated with the initial registration statement you filed.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to my attention care of the Securities & Exchange Commission's Station Place I address at 100 F Street, N.E., Washington, D.C.20549-4644.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products